SUBSCRIPTION AGREEMENT
FOR
SPOTLIGHT: GIRLS
NONVOTING PREFERRED STOCK

This Subscription Agreement (this "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "**Effective Date**") by and between Spotlight: Girls, a California Benefit Corporation (the "**Company**"), and the undersigned investor ("**Investor**").

1.   Subscription. Investor hereby subscribes for and agrees to purchase $[AMOUNT]   of Preferred Stock ("**Stock**") of the Company based on a purchase price of $5.00 per share, subject to the terms and conditions set forth in this Agreement and on the Wefunder platform.

2.   Minimum Subscription Amount. The minimum subscription amount for each Investor shall be $500.

3.   Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares than Investor subscribes to purchase or may choose not to sell shares to Investor. If the Company accepts Investor's subscription, in whole or in part, except as otherwise set forth on the Wefunder platform, this Agreement will constitute an irrevocable commitment by the Investor to purchase Stock, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

4.   Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to, and covenants with, the Company that:

a.   The Company May Rely on These Representations. Investor understand that the Company's offer and sale of the Stock has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on Investor's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

b.   No Resale for One Year. Investor understands that the Preferred Stock may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Stock.

c.   Investor Can Protect Its Interests. Investor can properly evaluate the merits and risks of an investment in the Stock and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Investor has consulted, or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

d.   Investor Recognizes Its Economic Risk. Investor understands that the purchase of the Stock involves a high degree of risk, and that the Company's future prospects are uncertain. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. Investor has fully reviewed Company's information on the Wefunder platform. Investor understands the risks involved in an investment in the Stock, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Stock.

e.   Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Stock constitutes legal, tax, or investment advice. The Company has advised Investor to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Stock.

f.   Complete Information. All information provided by Investor to the Company and on the Wefunder platform in connection with the purchase of Stock is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Investor will immediately provide the Company with such information. Investor is not subject to backup withholding by the Internal Revenue Service (unless Investor provides written notice to the Company that it is subject to backup withholding).

g.   Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

h.   Indemnification. Investor agrees to indemnify and hold harmless the Company and its agents, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Investor.

5.   General Provisions.

a.   Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses:

If to the Company: If to Investor:

Spotlight: Girls   At the office of Wefunder, Inc.
671 63rd St   c/o Investor [INVESTOR NAME]_____
Oakland, CA 94609
Phone Number: (415) 595-9798__
Email: lynn@spotlightgirls.com____

b.   Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.   Assignment and Transfer. This Agreement is not transferable or assignable without prior written agreement of both parties.

d.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

e.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f.   Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g.   Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h.   Entire Agreement. This Agreement, along with agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

In Witness Whereof, the parties hereto have executed this **Subscription Agreement for Spotlight: Girls Preferred Stock** as of the date first written above.

INVESTOR:

[FOR ENTITY INVESTOR USE THIS SIGNATURE BLOCK]

Entity: _____

Name: _____

By: _____

Title: _____

[FOR INDIVIDUAL INVESTOR USE THIS SIGNATURE BLOCK]

Name: [INVESTOR NAME]

By: *Investor Signature*

THE COMPANY: SPOTLIGHT: GIRLS

Name: Lynn Johnson

By: *Founder Signature*

TITLE: Title to the Stock shall be registered as follows:

Exact Name(s): [INVESTOR NAME]

CERTIFICATION:

Under penalties of perjury, Investor certifies that: (1) Investor is not subject to backup withholding because: (a) Investor is exempt from backup withholding, or (b) Investor has not been notified by the Internal Revenue Service (IRS) that Investor is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor that it is no longer subject to backup withholding; and (2) Investor is a U.S. citizen or other U.S. person.